02049416

BACARDI U.S.A., INC.

WRITER'S FAX: (305) 573-2730
LEGAL DEPARTMENT

August 16, 2002

82-4992 SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 9 2002
WASH. D.C. 180

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

RE: Bacardi Limited
<u>Submission Pursuant to Rule 12g3-2(b)(1)(iii)</u>

Ladies and Gentlemen:

On behalf of Bacardi Limited, I am hereby transmitting for submission to the Securities and Exchange Commission, pursuant to Rule 12g3-2(b)(l)(iii) under the Securities Exchange Act of 1934, as amended, copies of the following documents which were mailed by Bacardi Limited to all of its shareholders generally:

(i) Letter to Shareholders from Gail A. Butterworth, Director of Shareholder Relations, dated May 23, 2002; and

(ii) Letter to Shareholders from Gail A. Butterworth, Director of Shareholder Relations, dated May 27, 2002, along with all enclosures mentioned in such letter.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter that is enclosed, and return it to me in the enclosed self-addressed and stamped envelope.

Sincerely,

Frederick J. Wilson III
Vice President
General Counsel & Secretary

dlw 8/27

FJW/ga

BACARDI LIMITED

May 23, 2002

Dear Shareholder:

I am pleased to inform you that at a meeting held on May 16, 2002, the Board of Directors voted to increase the annual dividend on Bacardi Limited common shares from $6.00 to $6.40. Accordingly, the Board declared the dividends payable for the remainder of the fiscal year as follows:

Record Date	Payable Date	Rate
July 15, 2002	August 15, 2002	$1.70*
October 15, 2002	November 15, 2002	$1.60
January 15, 2003	February 14, 2003	$1.60

*As the May 2002 dividend has already been paid at the rate of $1.50, the August dividend will be at the rate of $1.70 to reflect the difference.

The continued financial strength of the Company and the strong performance that is projected for the future have permitted the Board to approve this dividend increase. Please be assured that Management is totally committed to achieving even higher levels of performance to provide further dividend increases in future years.

Yours sincerely,

Gail A Butterworth

Gail A. Butterworth
Director of Shareholder Relations

P.O. BOX HM 720, HAMILTON HM CX, BERMUDA TEL: (441) 295-4345 FAX: (441) 292-0562

BACARDI LIMITED

May 27, 2002

Dear Shareholder,

I am pleased to enclose the following documents in preparation for the Annual General Meeting in Bermuda:

1. Letter from the Chairman of the Board of Directors
2. Notice of the Annual General Meeting to be held on Thursday, June 27, 2002
3. Agenda for June 27, 2002
4. Minutes of the Annual General Meeting of June 28, 2001
5. Minutes of the Special General Meeting of January 11, 2002
6. Proxy Form to be completed and mailed or faxed to our offices in Bermuda
7. Brief profile on each proposed Director and Alternate Director
8. Voting Authority form (for corporations and/or trusts only)
9. Schedule of Events
10. Annual Report for the fiscal year ended March 31, 2002
11. Return Envelope

If you are planning to attend the Annual General Meeting and have not yet returned the Hotel Reservation form, please do so as soon as possible. I enclose a Reservation form for your convenience.

If you have any questions, please don't hesitate to call me at (441) 298-1027 or fax (441) 295-5364.

Yours sincerely

Gail A. Butterworth

Gail A. Butterworth
Director of Shareholder Relations

P. O. BOX HM 720, HAMILTON HM CX, BERMUDA TEL: (441) 295-4345 FAX: (441) 292-0562

BACARDI LIMITED

RUBEN RODRIGUEZ
CHAIRMAN OF THE BOARD, PRESIDENT AND CEO

Bermuda, May 27, 2002

Dear Shareholder:

Enclosed is the material relevant to the Annual General Meeting of shareholders scheduled for June 27, 2002 in Bermuda.

I wish to extend to you a personal invitation to join me in this important meeting. This year's meeting will be an entire day affair that includes a discussion session concerning proposals for the future capital structure of the Company, as well as ideas for the future growth of Bacardi Limited and its position in a competitive consolidating industry.

We will also celebrate our greatest year in the history of the Company and in the afternoon session you will hear directly from four of our key Country Managers (USA, Mexico, France and Spain) discussing the highlights of the fiscal year just ended and sharing with you some of our commercials and promotional activities, as well as the success of our new products introduction.

I encourage you to attend and fully participate in this year's AGM!

Sincerely,

Ruben Rodriguez

65 PITT'S BAY ROAD, P.O. BOX HM 720, HAMILTON HM CX, BERMUDA
TELEPHONE: (441) 298-1021 TELEFAX: (441) 295-4731 E-MAIL: rrodriguez@bacardi.com

BACARDI LIMITED

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of BACARDI LIMITED will be held at the Fairmont Hamilton Princess Hotel, Hamilton, Bermuda, on Thursday, June 27, 2002 at 9:00 o'clock in the forenoon for the following purposes:

1. The Secretary to confirm that Notice of the Meeting has been given.
2. To approve the Minutes of the Annual General Meeting of Members held on June 28, 2001.
3. To receive and adopt the Consolidated Financial Statements of the Company for the 12-month period ended 31st March 2002, together with the Auditors' Report thereon.
4. To elect the Directors and Alternate Directors of the Company who are to hold office for a term of one year or until their successors have been duly elected.
5. To appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Directors to agree to their fees.
6. Confirmation of Acts

BY ORDER OF THE BOARD

Barbara Johnson
Secretary

Dated: May 27, 2002

BACARDI LIMITED

ANNUAL GENERAL MEETING
Thursday, June 27, 2002

Fairmont Hamilton Princess Hotel
Hamilton, Bermuda

AGENDA

Morning Session

1. The Secretary to confirm that Notice of the Meeting has been given.
2. Approval of Minutes of the Annual General Meeting of Members held on June 28, 2001.
3. Adoption of the Consolidated Financial Statements of the Company for the 12-month period ended March 31, 2002, together with the Auditors' Report thereon.
4. Election of Directors and Alternate Directors of the Company.
5. Appointment of PricewaterhouseCoopers as Auditors of the Company and authorization of the Directors to agree to their fees.
6. Confirmation of Acts of Directors.
7. Information Session on Shareholder Issues.
8. Shareholder Luncheon – 12:30 p.m. to 2:30 p.m.

Afternoon Session

9. Management Presentations – 2:30 p.m.
   Javier Serra - Spain
   Luis Bach – France & Worldwide Scotch Operations
   Rudy Ruiz – U.S.A.
   Manuel Rubiralta – Mexico
10. President's Remarks.

(SUBJECT TO APPROVAL BY THE 2002 ANNUAL GENERAL MEETING OF MEMBERS)

DRAFT

MINUTES of the Annual General Meeting of Members of BACARDI LIMITED held at the Four Seasons Hotel, Toronto, Ontario, Canada, on June 28, 2001.

Mr. Ruben Rodriguez, Chairman of the Company's Board of Directors, acted as Chairman of the Meeting and Mrs. Barbara Johnson acted as Secretary of the Meeting.

The Chairman called the Meeting to order at 9:30 am.

1. <u>Confirmation of Notice</u>

The Secretary confirmed that the Notice of the Meeting had been duly given on May 28, 2001 in accordance with the Byě-Laws, that the necessary quorum of members was present in person or by proxy, and that the Meeting was therefore entitled to transact business. The attendance lists are attached as Exhibit A.

2. **<u>Approval of Minutes of the Annual General Meeting held on June 29, 2000.</u>**

The Chairman called the Members' attention to the Minutes of the Annual General Meeting held at The Princess Hotel in Hamilton, Bermuda on June 29, 2000, that were distributed with the Notice of the Meeting, and asked whether there were any suggested corrections or amendments to the Minutes. There being none,

Upon motion duly made and seconded, it was

RESOLVED:

That the Minutes of the Annual General Meeting held on June 29, 2000 at The Princess Hotel, Hamilton, Bermuda, be approved as a correct record of the Meeting.

3. Auditors' Report

Mr. Thomas Miller, a partner from PricewaterhouseCoopers, read the Auditors' Report to Shareholders of Bacardi Limited dated May 14, 2001 contained on page 23 of the Annual Report.

Upon motion duly made and seconded, it was

RESOLVED:

That the Company's consolidated Audited Financial Statements, together with the Auditors' Report thereon, for the 12-month period ended March 31, 2001, as presented to the Meeting, be received and adopted.

4. Election of Directors and Alternate Directors

The Chairman asked if there were any nominations for Directors, other than those proposed in the Form of Proxy. There being no further nominations from Members,

Upon motion duly made and seconded, it was

RESOLVED:

That the following Directors be elected for a term of one year or until their successors have been duly elected:

Director	Alternate Director
Victor R. Arellano Jr.	Victor R. Arellano
Facundo L. Bacardi	No Alternate
J. Alberto Bacardi	Toten Comas Bacardi
Joaquin E. Bacardi	Jorge E. Bacardi
Jaime Bergel	Juan Alvarez-Guerra
Francisco Carrera-Justiz	Ignacio de la Rocha
Manuel J. Cutillas	Amaro Argamasilla Bacardi
Mario L. del Valle	Toten D. Bacardi
Adolfo L. Danguillecourt	No Alternate
Sergio Danguillecourt	No Alternate
Michelle Dorion Hunter	Theodore C. Walker
Archibald R. McCallum	Robert A. O'Brien
Jay H. McDowell	Guillermo Quirch
Guillermo J. Fernandez-Quincoces	Virginia N. Robitaille
Eduardo M. Sardiña	Joan N. de Hechavarria
Ruben Rodriguez	No Alternate

5. **Appointment of Auditors**

Upon motion duly made and seconded, it was

RESOLVED:

That the firm of PricewaterhouseCoopers be appointed Auditors of the Company for the ensuing year and that the Board of Directors be authorized to agree to their fees.

6. **Confirmation of Acts**

Upon motion duly made and seconded, it was

RESOLVED:

That the Members ratify and confirm all actions taken by the Directors and Officers of the Company up to the date of the last Audited Financial Statements (March 31, 2001).

7. **President's Remarks**

Mr. Rodriguez introduced Mr. Bruce Winter, partner with PriceWaterhouse-Coopers, who highlighted forthcoming changes in accounting rules. Mr. Winter explained that these changes had to do with goodwill and intangible assets relating to the acquisitions of Martini & Rossi and Dewars & Bombay, which are currently written off between 25-40 years with an amount of $105 million annually. The details of the new rules will be known in the next few days, and they will not be optional. Mr. Rodriguez added that it will have an impact on net earnings. The Directors had unanimously agreed that dividends should not be paid on this amount and therefore a Bye-Law change regarding dividend payments will be required. When this ruling becomes official, the shareholders will be asked to approve a Bye-Law change.

Mr. Rodriguez then read a Resolution, attached to the Minutes as Exhibit B, that was unanimously approved by the Board of Directors at its meeting held on June 27, 2001 after which there were no comments or questions.

Mr. Rodriguez said that as he had mentioned in the Annual Report, Bacardi received a number of awards during the year. In addition, Bacardi Canada Inc. had just received an award from the Ontario Liquor Board for the launch of Rev as the best new product of the year. He thanked the Bacardi Canada team.

Throughout the year, Bacardi received compliments from investment and commercial bankers and at the annual review meeting of those participants in the credit facility resulting from the acquisition of Dewar's and Bombay in Amsterdam. Banco Bilboa Vizcaya rated our presentation as the best the bank had seen in 20 years. There

is no doubt of where this Company stands in the world. Mr. Rodriguez extended his congratulations to Mr. Eloy Castroverde and his Treasury team in Bermuda.

Mr. Rodriguez explained that an Annual Report is a tradition. Our Annual Report is produced entirely by employees, who take great pride every year in this project. The messages from shareholders, business partners and the financial community have been overwhelming for this year's Annual Report. Mr. Rodriguez introduced Mrs. Clara Fay and Mr. Pepin Argamasilla who were responsible for the production of this Report.

Mr. Rodriguez then introduced the members of the Executive Committee team who are all responsible for the excellent results this year and who would make presentations about their regions.

He went on to say that while the Country Managers were not present today, he recognized the tremendous amount of work done, day in and day out by our Country Managers, which are an integral part of this executive team. In addition, he pointed out that two of the most profitable and larger operations are lead by women: Stella David in the UK and Sylvie Henon in France. He asked Javier Ferrán to pass congratulatory messages to these two executives.

8. Executive Presentations

Mr. Eduardo Sardiña, Regional President, North America, said that for this region it was a record year reaching 9.2 million cases of rum which is 50% of total world-wide sales and pointed out how the countries in the region had done. He highlighted opportunities with the upcoming eco-boomers (21-29 year olds) and the challenges of the softening economy and the Diageo dominance.

Mr. Angel Fernandez, Regional Director, Central & South America, discussed this region of opportunities, but pointed out that it is also one of political and unstable economic conditions.

Mr. Simon Gould, President, Bacardi-Martini Asia Pacific Ltd., explained that this Region has 30% of the world land mass, 50% of the world population and 65% of the 18-24 year olds and that after some seven years of losses, sales have doubled from last year, turning this year into a profit.

Mr. Javier Ferrán, Regional President, Europe, Africa & Middle East, first highlighted that this region is one of an aging population and reviewed how most markets in his region achieved record sales and earnings.

Mr. Michel Recalt, Senior Vice President, Marketing & Corporate Development, presented a brief outlook of the post-Seagrams strategies.

President's Remarks: Mr. Rodriguez closed these presentations by adding the following comments:

- Mexico is currently going through a restructuring and reorganization phase. The new President is working hard with an entire new management team and it is hoped that he will show an improvement in earnings next year and in 2 or 3 years show record sales.

- This year Bacardi Limited was invited to address the Impact conference in New York City where all the industry players were present. Bacardi's presentation was a complete success. Part of the video that was shown at this conference was played.

- The results of the year and the performance of the management team speak for themselves. We had a spectacular performance against our peer group and we are optimistic about the new year. We have a committed group.

- The Secretary had informed him that this year over 90% of the shares of the Company had been voted - a record year.

9. <u>Director Acknowledgements</u>

Mr. Rodriguez expressed his appreciation and thanks to Mr. Victor Arellano Jr. and Mr. Facundo Bacardi who had worked with him this year as Vice Chairmen, and wanted them to share in the joys of this wonderful year.

On behalf of the Board of Directors, Mr. Rodriguez expressed his deep appreciation to Mr. George Dorion who was retiring after serving over 30 years in the Bacardi companies as an executive, Alternate Director and Director of the Company. On a personal basis, Mr. Rodriguez thanked Mr. Dorion for his support over the years.

Mr. Rodriguez said that he was also pleased today to express his deep personal appreciation to a man who had supported and encouraged him and had always been available to help: Mr. Edwin H. Nielsen. Mr. Nielsen had retired from the Board in December 2000 after serving the Bacardi Companies for over 40 years. Mr. Rodriguez wanted to take this opportunity to extend thanks and best wishes on behalf of himself, the Board of Directors, the Executive team, and worldwide employees.

On this joyous occasion, Mr. Rodriguez wanted to mention the people who had brought him to Bacardi: Mr. Victor Arellano Sr., Mr. Eusebio Delfin, and Mr. Adolfo Danguillecourt. He then thanked Mr. Manual Jorge Cutillas and Mr. Eduardo Cutillas for being his mentors over the years.

10. Shareholder Comments

Mrs. Eugenia Pessino Rothwell had asked to address the meeting. Her message is attached to these minutes as Exhibit C.

Mr. Jorge Luis del Rosal asked to speak. He expressed pleasure that this had been the smoothest and most peaceful Annual General Meeting in many years and that it was attributable mainly to the leadership, patience and uncanny ability of our Chairman, Ruben Rodriguez, to gain the trust, respect and confidence of this big family. The results this year have been spectacular and this is due to the hard work and dedication of our Chairman and his team of executives. Since the Company had received messages of congratulations and recognition from outside sources, he asked the shareholders to give a well deserved vote of thanks and confidence to the Chairman and the executives by giving them a standing ovation.

11. Closing

Mrs. Alicia Aixala closed the meeting with a prayer.

12. Adjournment

There being no further business, upon motion duly made and seconded, the Meeting was adjourned at 12:00 noon.

____________________ ____________________

Chairman Secretary

(Subject to approval by the 2002 Annual General Meeting of Members)

MINUTES of a Special Meeting of Members of BACARDI LIMITED held at the offices of Bacardi Limited, Hamilton, Bermuda on January 11, 2002.

In Attendance:

Ruben Rodriguez
Toten D. Bacardi
Eloy A. Castroverde
Gail A. Butterworth

Mr. Ruben Rodriguez acted as Chairman of the Meeting and Mrs. Gail Butterworth, acted as Secretary of the Meeting.

The Chairman called the meeting to order at 9:00 am.

1. **Confirmation of Notice**

The Secretary confirmed that the Notice of the Meeting had been duly given on November 28, 2001 in accordance with the Bye-Laws, that the necessary quorum of members was present by person or by proxy, and that the Meeting was therefore entitled to transact business.

2. **Business being Transacted**

An Amendment to Bye-Law 48(1) which sets out the Dividend Policy of the Company is necessitated due to the change in Canadian General Accepted Accounting Principles (GAAP) whereby the Company will no longer be able to amortize and write-off as an expense a proportionate yearly amount of the outstanding balance of goodwill and intangible assets resulting from the Company's acquisitions. As a result, before paying Dividends, it is proposed that the Company eliminate from the reported net earnings the increase solely due to the non-amortization of goodwill and intangible assets to the extent that there is an unamortized balance still outstanding from prior acquisitions.

The Chairman also noted that the proposed amendment of Bye-Law 48 had been approved by the Board of Directors at a meeting held on November 16, 2001.

By a proxy vote of 75.24 % in favour, it was RESOLVED THAT:

> ***The proposed amendment to Bye-Law 48, a copy of which is attached to and forms part of these Minutes, be approved.***

3. **Adjournment:**

There being no further business, the meeting was adjourned at 9:05 a.m.

Chairman Secretary

BACARDI LIMITED
P.O. Box HM 720, Hamilton HMCX, Bermuda

PROXY/VOTING INSTRUCTION FORM

This proxy is solicited on behalf of the Board of Directors for the Annual General Meeting of Members ("the Meeting") to be held at the Fairmont Hamilton Princess Hotel, Hamilton, Bermuda, beginning at 9:00 o'clock in the forenoon on Thursday, the 27th day of June, 2002.

The undersigned hereby appoint(s)__________________________whom failing, Ruben Rodriguez and each of them proxies, with all powers the undersigned would possess if personally present, and with full power of substitution, to vote all the shares of Common Stock of Bacardi Limited ("the Company") held by the undersigned at the Meeting and any adjournments thereof, upon all subjects that may properly come before the Meeting, including matters described on the reverse hereof, subject to any directions indicated hereon. **If no directions are given, the Proxyholder will vote FOR the approval of the Minutes of the Annual General Meeting of Members held on June 28, 2001; FOR the adoption of the Auditors' Report and the Consolidated Financial Statements for the 12-month period ended March 31, 2002; FOR the election of each of the nominees specified below as Directors and Alternate Directors of the Company to hold office for a term of one year or until their successors have been duly elected; FOR the appointment of PricewaterhouseCoopers as Auditors of the Company and the authorisation of the Directors to agree to their fees; and at their discretion on any other matter that may properly come before the Meeting.**

(TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE THROUGH SUCH NOMINEE'S NAME IN THE FOLLOWING LIST. A VOTE IN FAVOUR OR AGAINST ANY DIRECTOR NOMINEE IS ALSO A VOTE IN FAVOUR OR AGAINST SUCH NOMINEE'S SPECIFIED ALTERNATE DIRECTOR NOMINEE.)

Director	Alternate Director
Victor R. Arellano Jr.	Marta A. Bustamante
Facundo L. Bacardi	Francisco Carrera-Justiz, Jr.
J. Alberto Bacardi	Toten A. Comas Bacardi
Joaquin E. Bacardi, Sr.	Jorge E. Bacardi
Jaime Bergel	Juan Alvarez-Guerra
Francisco Carrera-Justiz	Ignacio de la Rocha
Manuel J. Cutillas	Amaro Argamasilla Bacardi
Adolfo L. Danguillecourt	No Alternate
Sergio Danguillecourt	Bruce D. Youner
Mario L. del Valle, Sr.	Toten D. Bacardi
Michelle Dorion	Theodore C. Walker
Guillermo Fernandez-Quincoces	Virginia N. Robitaille
Jay H. McDowell	Guillermo Quirch
Robert A. O'Brien	Francisco Carrera-Justiz, Jr.
Eduardo M. Sardiña	Paul M. de Hechavarria
Ruben Rodriguez	No Alternate

Please sign below where indicated and return promptly, using the enclosed envelope. If you do not sign and return a proxy or attend the meeting and vote in person, your shares cannot be voted. IF YOU ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. Questions may be directed to Gail Butterworth at (441) 298-1027. Proxies may be faxed to (441) 295-5364.

1. To approve the Minutes of the Annual General Meeting of Members of June 28, 2001 .... **FOR ☐ AGAINST ☐ ABSTAIN ☐**

2. To receive and adopt the Consolidated Financial Statements of the Company for the 12-month period ended March 31, 2002, together with the Auditors' Report thereon................................ **FOR ☐ AGAINST ☐ ABSTAIN ☐**

3. To elect the Directors and Alternate Directors of the Company who are named on the reverse side of this form to hold office for a term of one year or until their successors have been duly elected.. **FOR ☐ AGAINST ☐ ABSTAIN ☐**

4. To appoint PricewaterhouseCoopers as auditors of the Company and authorise the Directors to agree to their fees.......................... **FOR ☐ AGAINST ☐ ABSTAIN ☐**

PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THE LABEL BELOW. IF YOU ARE SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE GIVE YOUR FULL TITLE. IF THE MEMBER IS A CORPORATION, PLEASE SIGN IN THE CORPORATE NAME BY THE PRESIDENT OR ANOTHER AUTHORISED OFFICER. IF THE MEMBER IS A PARTNERSHIP, PLEASE SIGN IN THE PARTNERSHIP NAME BY AN AUTHORISED SIGNATORY.

[redacted]

____
Signature(s)

Date ______________________________

BACARDI LIMITED

PROFILES OF NOMINEES
TO
THE BOARD OF DIRECTORS

DIRECTORS

VICTOR R. ARELLANO, JR., 42, was an Alternate Director to Victor R. Arellano Sr. from October 1992 to 1995 and to Edwin Nielsen from June 1994 to 1995. He has been a Director of Bacardi Limited since 1995 and served as the Company's Non-executive Vice-Chairman of the Bacardi Limited Board of Directors beginning in 2000 until the elimination of the position in 2001. He also served on the Corporate Strategy & Finance Committee for 5 years and is currently serving on the Board Task Force on Shareholder Issues. Mr. Arellano worked with Marine Midland Bank in New York from 1980-1983, as a Marketing Executive with Bacardi from 1983-1992; and with Sotheby's New York from 1993-1995. He is currently a private investor residing in London. Mr. Arellano received a B.Sc. in Economics & Finance from Babson College in 1980.

FACUNDO L. BACARDI, 35, has been a Director of Bacardi Limited since 1993. Mr. Bacardi served as the Company's Non-executive Vice-Chairman of the Bacardi Limited Board of Directors beginning in 2000 until the elimination of the position in 2001. In addition, Mr. Bacardi served as Chairman of the Corporate Strategy & Finance Committee since inception in 1996 until the committee's integration into the Bacardi Limited Board of Directors in 2001. Also, Mr. Bacardi has served as a member of the Nominating & Governance Committee since 1999 and is also a member of the Board Task Force on Shareholder Issues. Mr. Bacardi is founder and President of Cardinal Holdings, Inc., an investment company, as well as a co-founder and Chairman of the Board of Directors of bLiquid.com, an online industrial exchange. Mr. Bacardi received his B.S.B.A. in Finance from American University and a J.D. degree from Emory University Law School. Mr. Bacardi currently resides in Florida with his wife Elizabeth.

J. ALBERTO BACARDI, 63, has been a Director of Bacardi Limited since 1992 and served on the Corporate Strategy & Finance Committee. Currently he serves on the Compensation Task Force and Board Task Force on Shareholder Issues. Mr. Bacardi was an Assistant Vice President for Control at Bacardi Imports; a Marketing & Sales Representative for Bacardi International Limited; Vice President and General Manager of Bacardi Canada as well as President & Chief Executive Officer of Bacardi Canada. Mr. Bacardi received a BA from Rutgers University. Mr. Bacardi lives in Canada with his wife, Maria, and has four daughters and four sons.

JOAQUIN E. BACARDI SR., 65, was an Alternate Director to Jorge E. Bacardi in 1994 and was elected to the Board last year. He currently serves on the Audit Committee. Mr. Bacardi was a Product Manager and Master Blender in Bacardi Corporation, Puerto Rico from 1959-1976. He is founder and President of Plaza Marina Corp. and is President of Boating Paradise Inc. He was also a member of the Board of Directors of Ponce Bank from 1991-1998 and of Universidad de Ciencias Medicas San Juan Bautista, Inc. from 2001-2002. Mr. Bacardi received a BA in Business Administration from the University of Puerto Rico. He received an Honorary Doctor of Laws Degree in May 2001 from The New England School of Law. Mr. Bacardi lives in Puerto Rico with his wife, Joyce, and has one daughter and one son.

JAIME BERGEL SAINZ DE BARANDA, 36, has been an Alternate Director to Juan Alvarez-Guerra since 1995 and was elected as a Director in 2000. Mr. Bergel is Chairman of Merrill Lynch Spain and Portugal as well as Managing Director for Investment Banking in London. He is also a member of the Board of Directors of the Madrid Stock Exchange. Mr. Bergel was an Associate Consultant for McKinsey & Co in 1989; Associate Investment Banking Goldman Sachs & Co. in 1990; Executive Director Goldman Sachs in 1994 and Managing Director Goldman Sachs since 1998. Mr. Bergel received a B.Sc. in Civil Engineering from the University of Texas, Austin and an MBA from J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Bergel lives in London and Madrid with his wife, Elena and three daughters.

FRANCISCO CARRERA-JUSTIZ, 62, has been a Director of Bacardi Limited since 1992. Mr. Carrera-Justiz is the President & Chief Executive Officer of Bacardi & Co. Ltd., Nassau and is a Vice President of Bacardi Limited. He has been a Director of the Commonwealth Brewery Limited Nassau since 1985, and a Director of Waterfields Co. Ltd., Nassau (a reverse osmosis plant) since 1996. In the past he has served as a Director of the Royal Bank of Canada Trust Company (Bahamas) Ltd., Angostura Holdings Ltd, Trinidad and the Caribbean Bottling Co. Ltd. (Coca Cola Bottling Co.) Mr. Carrera-Justiz received a BS in Business Administration from Auburn University in 1963. He was a participant in the Citicorp International Guest Training Program from 1963-1967. Mr. Carrera-Justiz lives in the Bahamas with his wife, Vivien, and has one daughter and two sons.

MANUEL J. CUTILLAS, 70, has been a Director of the Board of Bacardi Limited since 1992 and the Chairman from 1992-2000; he has also served as a member of the Corporate Strategy & Finance Committee. He was President & Chief Executive Officer of Bacardi & Co. Ltd., Nassau from 1977-92; and President of Bacardi International Ltd. from 1977-92. Mr. Cutillas is also a Director of Televisa S.A. de C.V.; a Board member of International Advisory Board at the University of Miami and President & Director of the Lyford Cay Foundation. Mr. Cutillas received a B.Sc. in Chemical Engineering from Rensselaer Polytechnic Institute. Mr. Cutillas lives in the Bahamas with his wife, Rosa Maria, and has one son.

ADOLFO L. DANGUILLECOURT, 42, was an Alternate Director to Sergio Danguillecourt from 1997 and became a Director in January 2001. He currently serves as Chairman of the Nominating & Governance Committee, Co-Chairman of the Compensation Task Force and is a member of the Board Task Force for Shareholder Issues. Mr. Danguillecourt served as an officer in the United States Air Force from 1983-1998. He received a B.Sc. in Aeronautical Engineering at Rensselaer Polytechnic Institute in 1983. Mr. Danguillecourt lives in Miami with his wife, Mary-Anne, and has three daughters and one son.

SERGIO DANGUILLECOURT, 39, was an Alternate Director to Juan Alvarez-Guerra in 1992 and has been a Director of Bacardi Limited since 1993. He currently serves on the Audit Committee and has served on the Corporate Strategy & Finance Committee. He is also on the Board of Trustees of Manhattanville College. Mr. Danguillecourt worked in Sales for Bacardi Spain from 1982-1984 and in Marketing for Bacardi USA from 1989-1992. He received his BA in Economics from Manhattanville College in 1987. Mr. Danguillecourt lives in Miami and has two sons.

MARIO LUIS DEL VALLE, 60, was an Alternate Director to Francisco Carrera-Justiz from 1992 to 1994 and was elected as a Director in 2000. He served on the Corporate Strategy & Finance Committee for 2 years and currently serves on the Board Task Force on Shareholder Issues. Mr. del Valle has been Chairman of BankAtlantic Miami Dade from 1997-2000 and was Executive Vice President Corporate Division at Republic National Bank of Miami from 1989 to 1997. . He was also Senior Vice President, General Manager and CEO at Banco Latino-Americano from 1982-1989. Mr. del Valle received a BA in Business Administration from the University of Miami in 1968. Mr. del Valle lives in Florida with his wife, Clara, and has two sons and one daughter.

MICHELLE DORION, 40, was elected as a Director in 2001 and currently serves on the Audit Committee, Compensation Task Force and Board Task Force on Shareholder Issues. She worked at Bank One as a Senior Developer in the Foreign Exchange Dept., (Chicago), VP Strategy & Planning, Asia Pacific (Tokyo), VP Derivative Products (London). Before joining Bank One in 1989, she ran Corporate Programming at the Chicago Council on Foreign Relations. She received a BA in Psychology/Latin American Studies and Art History from Dartmouth College in 1984 and her MBA from JL Kellogg Graduate School of Management, Northwestern University in 1991, majoring in Finance, International Business and Marketing. Ms. Dorion lives in London with her husband, Henry Hunter, one daughter and two sons.

GUILLERMO J. FERNANDEZ-QUINCOCES, 55, was elected as a Director in 2001 and currently serves on the Compensation Task Force and Board Task Force on Shareholder Issues. He is a partner with Steel Hector & Davis LLP in Miami practicing in the areas of corporate, international cross border transactions, privatizations, and all aspects of U.S. tax law. Mr. Fernandez-Quincoces is also a Certified Public Accountant and worked with Price Waterhouse Coopers and with Deloitte & Touche in New York, both as an auditor and as a Senior Manager in the Tax Department of Deloitte's New York office. He was also a partner in the tax department of the law firms of Fine, Jacobson, Schwartz, Nash & Block; and Gunster, Yoakley, Valdes-Fauli & Stewart P.A. in Miami Florida, and an associate with Haight, Gardner, Poor & Havens in New York. He received a B.S. with honors from St. Peter's College (N.J.) in 1970, an M.B.A. from Harvard University in 1974, where he was a research assistant in Finance and Accounting, authoring several cases copyrighted by Harvard University. He studied law at both Harvard University and Boston University where he received his J.D. in 1977. While at Boston University he received both a full tuition grant and a teaching fellowship at the School of Business. Mr. Fernandez-Quincoces was an instructor in accounting and taxation in 1976 and 1977 at Babson College's Graduate School of Business and from 1980 through 1990 at the Graduate School of Business of the University of Miami. He lives in Miami and is married to Magaly and has one son.

JAY H. McDOWELL, 65, was an Alternate Director to Jerry Lindzon from 1996-1998 and has been a Director of Bacardi Limited since 1999. He currently serves as Chairman of the Audit Committee and Co-Chairman of the Compensation Task Force. Mr. McDowell has been a Partner of Cadwalader, Wickersham & Taft, a New York law firm, since 1972 and was made a Senior Counsel in 2000. Mr. McDowell received a BA from Yale University in 1959 and an LLB from the University of Virginia Law School in 1963. Mr. McDowell lives in New York City with his wife, Kari and has two sons and one daughter.

ROBERT A. O'BRIEN, 62, has been an Alternate director to Toten Bacardi from 1992-1994 and to J. Alberto Bacardi from 1992 to 2001. Mr. O'Brien is currently Alternate Director to Mr. McCallum and served as Chairman of the Human Resource & Compensation Committee. Mr. O'Brien was Managing Director of KAM Ltd., Kingston, Jamaica, a construction and property development firm, and is the Executive Director of the Bacardi Family Foundation. Mr. O'Brien received a BS in Foreign Service from Georgetown University. Mr. O'Brien lives in Virginia with his wife, Amelia, and has one son and two daughters.

EDUARDO M. SARDINA, 56, was a Director of Bacardi Limited from 1994-1996 and an Alternate Director to Juan Grau from 1992-1993; he has been Alternate Director to Edwin H. Nielsen since 1997. He was elected as a Director in 2000. Mr. Sardiña was National Sales Manager & Commercial Director of Bacardi Spain; National Sales Manger and Commercial Director of Bacardi U.S.A.; Chief Operating Officer of Bacardi U.S.A.; Regional President of Bacardi Europe, Chief Executive Officer of Bacardi U.S.A. and Regional President North America. Mr. Sardiña received a BS from St. Benedicts College and an MA in International Management from the American Institute of Foreign Trade. Mr. Sardiña lives in Florida with his wife, Annie, and has one son and one daughter.

RUBEN RODRIGUEZ, 65, was appointed President and Chief Executive Officer of Bacardi Limited in March 2000. Prior to this he was Senior Vice President and Chief Financial Officer of Bacardi Limited since 1998. He was Vice President of Finance from 1993-98 and Director of Internal Audit from 1989-93. Prior to joining Bacardi, Mr. Rodriguez was Area Controller for Cheseborough Pond's Inc. in Latin American, Europe and the Far East. Additionally he was Controller for Bristol Myers Co., Australia, Mexico, Brazil and New Zealand. He received his BS from the University of Houston and is a Certified Public Accountant and Certified Internal Auditor. Mr. Rodriguez resides in Bermuda with his wife, Grace, and has two daughters.

ALTERNATE DIRECTORS

JUAN ALVAREZ-GUERRA, 81, was a Director of Bacardi Limited from 1992-2000. He became the Alternate to Jaime Bergel in 2000. Mr. Alvarez-Guerra was the President of Bacardi Spain from 1975-1992. He received a law degree from the University of Madrid. Mr. Alvarez-Guerra lives in Spain with his wife, Laura.

AMARO ARGAMASILLA BACARDI, 50, was a Director of Bacardi Limited from 1992-1994 and has been an Alternate Director since 1995; currently Alternate to Manuel J. Cutillas. Mr. Argamasilla is Executive Vice President of Operations in Bacardi y Cia. Mexico and is on the Board of Daimler Chrysler Mexico. Mr. Argamasilla received a BA as a Public Accountant. Mr. Argamasilla lives in Mexico with his wife, Carmen and has three daughters.

JORGE E. BACARDI, 58, has been a Director of Bacardi Limited since 1992, and served on the Nominating & Governance Committee from 1992-2001. He currently is an Alternate Director to Joaquin Bacardi. Mr. Bacardi was a former Vice President of Bacardi & Co. Ltd., Head of Global Quality Control for Finished Products and Head of Trademarks for Bacardi & Co. Ltd. until 1986. Mr. Bacardi received a BA in Economics from Stanford University and a BA in Industrial Engineering from University of Miami. Mr. Bacardi resides in the Bahamas with his wife, Leslie.

TOTEN D. BACARDI, 51, was a Director from 1992-1994 and has been an Alternate Director since 1995; he currently serves on the Audit Committee. Mr. Bacardi was a Budget Supervisor and Assistant Treasurer at Bacardi Corporation, Puerto Rico. He received a B.Sc. in Economics from the Wharton School, University of Pennsylvania. Mr. Bacardi lives in New York City with his wife, Nadja.

MARTA A. BUSTAMANTE, 43, was an Alternate Director to Victor R. Arellano Sr. in 1996 and a Director from 1997-2001. Mrs. de Bustamante has had 5 years work experience in banking and advertising, followed by 7 years in Interior Design. Mrs. de Bustamante received a BS in Business Administration (Finance & Economics) from Babson College. Mrs. de Bustamante lives in Madrid and Mexico with her husband, Luis.

FRANCISCO CARRERA-JUSTIZ, JR., 35, has been nominated as an Alternate Director to Facundo L. Bacardi and Robert A. O'Brien. Mr. Carrera-Justiz Jr. joined Credit Suisse First Boston in February 1999 as Vice President in the Latin America and domestic U.S. region. Prior to this Francisco was a Vice President in Chase Manhattan Bank for 9 years at the Private Banking Division in New York, Geneva, Switzerland and Miami. He graduated from the Chase Management Training Program in New York in 1990. He received his B.S. in Finance from the A.B. Freeman School of Business at Tulane University in 1989. Mr. Carrera-Justiz lives in Miami with his wife, Elisa, and has one son and three daughters.

TOTEN A. COMAS BACARDI, 58, was elected to the Board of Directors of Bacardi Limited last year and currently serves on the Nominating & Governance Committee and the Board Task Force on Shareholder Issues. He was a Bacardi Rum Blender; Director Quality Control at Bacardi rum bottlers in Europe and President and General Manager of Propiedades Coba, S.A., a real estate developer. Mr. Comas received a Technical Engineer degree from Milwaukee School of Engineering. Mr. Comas lives in Malaga with his wife, Janet, and has two sons.

PAUL M. DE HECHAVARRIA, 33, has been nominated as an Alternate Director to Eduardo Sardiña. He is a graduate of Randolph-Macon College, Virginia, earning a B.A. Honors in Business/Economics in 1991. After graduation Paul joined the SunBank organization as a trainee and shortly after was promoted to the position of Management Associate. In 1993, he left SunBank and joined the Deurne Enterprises of Westport, Connecticut where he was responsible for monitoring and performing financial accounting on the sport horse sales operation. In 1997, Paul became Sales Manager of the El Batey Farm in Ocala, Florida, where he continued in the sport horse field. In 1999 he was promoted to General Manager of El Batey Farm where he is responsible for the supervision and decision making of all farm activities.

IGNACIO DE LA ROCHA, 50, was elected to the Board of Directors as an Alternate in 2000 and is currently an Alternate to Francisco Carrera-Justiz and serves on the Nominating & Governance Committee. Mr. de la Rocha was Manager Shipping Loans of E.N. Bazan from 1974-1980 and he was employed at Bacardi y Cia. S.A. España from 1980-1987 as a Senior Manager Purchasing, and from 1987-1992 as Vice President Operations. Mr. de la Rocha was also on the Executive Board of Bacardi Spain from 1988-1992. Mr. de La Rocha attended college in Madrid and England and from 1970-1972 Profesor Mercantil y Licenciado en Ciencias Economicas, Universidad Complutense de Madrid. Mr. de la Rocha lives in Nassau with his wife, Amalia, and two daughters.

GUILLERMO QUIRCH, 58, was an Alternate Director to Facundo L. Bacardi in 1994 and to Jerry Lindzon from 1994-1995. He became an Alternate Director to Jay McDowell in 2000. Mr. Quirch is President and Chief Executive Officer of Quirch Foods Co. in Miami. He attended Havana Business School in Cuba. Mr. Quirch lives in Miami with his wife, Mariana and has five sons and one daughter.

VIRGINIA NIELSEN ROBITAILLE, 50, was a Director of Bacardi Limited from 1992-1994; an Alternate Director to Victor R. Arellano Jr. in 1995; an Alternate Director to Eduardo M. Sardiña from 1995-1996 and again in 2000; an Alternate Director to Joan N. de Hechavarria 1997-2000. In January 2001, she became an Alternate Director to Victor Arellano Jr. and has been nominated this year as an Alternate to Guillermo Fernandez-Quincoces. Mrs. Robitaille received an Associate Degree from Babson College. She lives in New Hampshire with her husband, Philip, and has one daughter and one son.

THEODORE C. WALKER, 41, was elected as an Alternate Director to Michelle Dorion in 2001. He has been a member of the Board of Directors of Crane & Company Inc., a privately-held paper manufacturer, since 1996. Mr. Walker is the Senior Vice President, International Operations at American Re-Insurance Company in Princeton. Prior to that position he was Vice President, Financial Products at the same company. He was Vice President of Bacardi Capital Limited from 1993-97 and President of Shippan International Insurance Co. Ltd. from 1993-96. He was Director of Risk Management with BSC Corporation in Miami from 1989-93, an Insurance Broker with Sedgwick James in Boston from 1987-89 and a Reinsurance Broker with Sedgwick International Limited in London from 1984-86. Mr. Walker received a Bachelor of Science in Foreign Service from Georgetown University, School of Foreign Service in 1983. He lives in Princeton, New Jersey, with his wife Ana and five sons.

BRUCE D. YOUNER, 55, has been nominated as an Alternate Director to Sergio Danguillecourt. Mr. Youner has been a practicing accountant, tax lawyer, and businessman, both as an owner and director, in real estate, mortgage banking, and investigative and consulting companies. He received his B.S. in Accounting from Boston University, receiving the Haskins & Sells Foundation Award for the highest excellence in Accountancy, his J.D. from St. John's University, and his LL.M. in Taxation from New York University. He is admitted to practice law in New York, Florida and California. Mr. Youner lives in Miami with his wife, Kareen.

BACARDI LIMITED

VOTING AUTHORITY

We, the undersigned, the beneficial owners of shares of Bacardi Limited registered in the name of ________________________. ("_________") hereby confirm that we have received notice of the meeting of the members as described below and hereby confirm that _____________ should execute the proxy in the form requested by the Company and vote as indicated on the enclosed card.

Date of Meeting: 27th June, 2002

Signed by ______________________

Dated:

P. O. BOX HM 720, HAMILTON HM CX, BERMUDA TEL: (441) 295-4345 FAX: (441) 292-0562

BACARDI LIMITED

2002 ANNUAL GENERAL MEETING

FAIRMONT HAMILTON PRINCESS HOTEL
HAMILTON, BERMUDA

SCHEDULE OF EVENTS

Wednesday, June 26, 2002

6:00 p.m. – Cocktails at the Bacardi Building
7:30 p.m. – Shareholders' Dinner
Princess Patio, Princess Hotel

10:30 p.m. – Young Bats Happy Hour
Pickled Onion Pub

Thursday, June 27, 2002

9:00 a.m. – Annual General Meeting
Princess Ball Rooms

12:30 p.m. – Shareholders' Luncheon
Harbourview Ballroom

2:30 p.m. – Continuation of Annual General Meeting
Princess Ball Rooms

BACARDI LIMITED
P.O. Box HM 720, Hamilton HMCX, Bermuda

PROXY/VOTING INSTRUCTION FORM

This proxy is solicited on behalf of the Board of Directors for the Annual General Meeting of Members ("the Meeting") to be held at the Fairmont Hamilton Princess Hotel, Hamilton, Bermuda, beginning at 9:00 o'clock in the forenoon on Thursday, the 27th day of June, 2002.

The undersigned hereby appoint(s)__________________________whom failing, Ruben Rodriguez and each of them proxies, with all powers the undersigned would possess if personally present, and with full power of substitution, to vote all the shares of Common Stock of Bacardi Limited ("the Company") held by the undersigned at the Meeting and any adjournments thereof, upon all subjects that may properly come before the Meeting, including matters described on the reverse hereof, subject to any directions indicated hereon. **If no directions are given, the Proxyholder will vote <u>FOR</u> the approval of the Minutes of the Annual General Meeting of Members held on June 28, 2001; <u>FOR</u> the adoption of the Auditors' Report and the Consolidated Financial Statements for the 12-month period ended March 31, 2002; <u>FOR</u> the election of each of the nominees specified below as Directors and Alternate Directors of the Company to hold office for a term of one year or until their successors have been duly elected; <u>FOR</u> the appointment of PricewaterhouseCoopers as Auditors of the Company and the authorisation of the Directors to agree to their fees; and at their discretion on any other matter that may properly come before the Meeting.**

(TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE THROUGH SUCH NOMINEE'S NAME IN THE FOLLOWING LIST. A VOTE IN FAVOUR OR AGAINST ANY DIRECTOR NOMINEE IS ALSO A VOTE IN FAVOUR OR AGAINST SUCH NOMINEE'S SPECIFIED ALTERNATE DIRECTOR NOMINEE.)

Director	Alternate Director
Victor R. Arellano Jr.	Marta A. Bustamante
Facundo L. Bacardi	Francisco Carrera-Justiz, Jr.
J. Alberto Bacardi	Toten A. Comas Bacardi
Joaquin E. Bacardi, Sr.	Jorge E. Bacardi
Jaime Bergel	Juan Alvarez-Guerra
Francisco Carrera-Justiz	Ignacio de la Rocha
Manuel J. Cutillas	Amaro Argamasilla Bacardi
Adolfo L. Danguillecourt	No Alternate
Sergio Danguillecourt	Bruce D. Youner
Mario L. del Valle, Sr.	Toten D. Bacardi
Michelle Dorion	Theodore C. Walker
Guillermo Fernandez-Quincoces	Virginia N. Robitaille
Jay H. McDowell	Guillermo Quirch
Robert A. O'Brien	Francisco Carrera-Justiz, Jr.
Eduardo M. Sardiña	Paul M. de Hechavarria
Ruben Rodriguez	No Alternate

BACARDI LIMITED

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Called for Thursday, June 27, 2002

APPOINTMENT OF CORPORATE REPRESENTATIVE

We,____

of ____

being a Member of Bacardi Limited hereby appoint _________________________

or failing him/her _________________________ to be our representative to attend,

be heard and vote on our behalf at the above Meeting or at any adjournment thereof.

By: _________________________

Name: _________________________

Title: _________________________

Date: _________________________

P.O. BOX HM 720, HAMILTON HMCX, BERMUDA
TEL: (441) 298-1027 FAX: (441) 295-5364

BACARDI LIMITED

2002 ANNUAL GENERAL MEETING

FAIRMONT HAMILTON PRINCESS HOTEL
HAMILTON, BERMUDA

SCHEDULE OF EVENTS

Wednesday, June 26, 2002

6:00 p.m. – Cocktails at the Bacardi Building
7:30 p.m. – Shareholders' Dinner
Princess Patio, Princess Hotel

10:30 p.m. – Young Bats Happy Hour
Pickled Onion Pub

Thursday, June 27, 2002

9:00 a.m. – Annual General Meeting
Princess Ball Rooms

12:30 p.m. – Shareholders' Luncheon
Harbourview Ballroom

2:30 p.m. – Continuation of Annual General Meeting
Princess Ball Rooms